Annual Notice Dated May 1, 2026
MLNY IRA ANNUITYSM
Issued through

Transamerica Financial Life Insurance Company
ML of New York Variable Annuity Separate Account D

This Annual Disclosure Notice (“Notice”) provides certain updated information about Your MLNY IRA AnnuitySM, a flexible premium individual deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for ML of New York Variable Annuity Separate Account D (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89347C132?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2005, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS

Individual Retirement Account (“IRA Account”): A custodial account meeting the requirements of Section 408(a) of the IRC.
Individual Retirement Annuity (“IRA”): A retirement arrangement meeting the requirements of Section 408(b) of the Internal Revenue Code (“IRC”).
Policy Date: The effective date of the Policy. This is usually the business day we receive Your initial premium at our Service Center.
Policy Value: The value of Your interest in the Separate Account.
Service Center: Transamerica Financial Life Insurance Company, You may contact the Service Center by mail at 6400 C St. SW, Cedar Rapids, Iowa 52499-0001 or by phone at (800) 525-6205.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all the changes that have occurred since You entered Your Policy.
  For changes in the names of certain portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy.
  For updated portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

important INFORMATION you should consider about the Policy

Your Policy prospectus dated May 1, 2005, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money within 7 years of Your last purchase payment, You may be assessed a surrender charge of up to 7% of the amount withdrawn.
Example: If You make an early withdrawal, You could pay a surrender charge of up to $7,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.
If all or a portion of Policy Value is removed from an Investment Option or from the Policy before the expiration of a specified period, we will apply a Policy Adjustment, which may be negative. You could lose up to 90% of Your investment due to the Policy Adjustment.
Example: If You allocate $100,000 to an investment option with a 3year Crediting Period and later withdraw the entire amount before the 3 years have ended, You could lose up to $90,000 of Your investment. This loss will be greater if You also have to pay a surrender charge, taxes, and tax penalties.
Additional Provisions Applicable to All Contracts - Withdrawals and Surrenders Charges and Deductions
Are There Transaction Charges?
Yes. In addition to surrender charges and any Policy Adjustments, You may also be charged for certain transactions, such as:
  Transfer Charge for moving Policy Value between Investment Options
  Wire Transfer Fee for sending proceeds
  Other Administrative Charges that may apply to specific transactions
Fee Table Charges and Deductions
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Fee Table
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.30%	1.30%
	Portfolio Company (fund fees and expenses)[2],3	0.29%	1.59%
	Optional Benefit Expenses (if elected)[3][4]	0.40%	0.40%
1An asset-based insurance charge which is deducted daily from the net asset value of the Subaccounts.
2As a percentage of Portfolio net assets after expense reimbursements.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of the average Policy Value over the prior four quarters.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges.

	Lowest Annual Cost $1,000	Highest Annual Cost $3,500
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in the Policy. Your Policy value will fluctuate based on the performance of the Investment Options You select, and poor performance may reduce Your value below the amount You paid. There is no guarantee that You will recover Your purchase payments or earn a positive return.

If You withdraw money early, surrender charges, taxes, and tax penalties may increase Your loss. For certain options, a Policy Adjustment may also apply, which could significantly reduce Your Policy value.

Investments of the Separate Account – General Information and Investment Risks
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for investors who need ready access to cash. Withdrawals may result in surrender charges, taxes, and tax penalties. If amounts are removed before the end of a specified period, a negative Policy Adjustment may apply, which could significantly reduce Your Policy value and eliminate any positive performance. For Investment Options that mature at the end of a specified period, Your Policy value will be reallocated according to Your instructions; if no instructions are provided, the default allocation will apply as described in the prospectus.

Capsule Summary of the Contract Additional Provisions Applicable to All Contracts - Withdrawals and Surrenders
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance, which can vary depending on the performance of the Investment Options You select. Each Investment Option, including Variable Options and Fixed Options, has its own unique risks. You should review the available Investment Options before making an investment decision.

For Variable Options, Your Policy value will fluctuate based on the investment experience of the Portfolio Companies. For Fixed Options, returns are limited to the guaranteed interest rate, which may be lower than other investments.
Investments of the Separate Account – General Information and Investment Risks
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. All obligations, guarantees, and benefits under the Policy—including those for Fixed Options—depend on the Insurance Company’s financial strength and claims-paying ability. More information about the Insurance Company, including its financial strength ratings (if applicable), is available upon request by calling our toll-free number listed in the prospectus.

More information about Transamerica Financial Life Insurance Company (formerly ML Life Insurance Company of New York), including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
ML Life Insurance Company of New York
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There may be restrictions that limit the Investment Options You can choose. The Insurance Company and the Registered Separate Account reserve the right to remove or substitute Portfolio Companies, stop accepting additional purchase payments, and impose limitations on transfers among Investment Options. These rights may also include changes to features of certain options from one period to the next, subject to any contractual guarantees.

Investments of the Separate Account – General Information and Investment Risks
Are There any Restrictions on Policy Benefits?
Yes. Certain benefits offered under the Policy, such as death benefits, living benefits, and loan provisions, may have restrictions or limitations. The Insurance Company may modify or terminate a benefit as permitted under the Policy. Withdrawals that exceed limits specified by the terms of a benefit may reduce the benefit by more than the amount withdrawn or could terminate the benefit entirely.

Investments of the Separate Account – General Information and Investment Risks
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult a tax professional to understand the tax implications of investing in and receiving payments under the Policy. There is no additional tax benefit if the Policy is purchased through a tax-qualified plan or IRA. Withdrawals are generally subject to ordinary income tax and may also incur tax penalties.

Federal Income Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy. Compensation is typically paid through commissions, revenue sharing, or payments from affiliates and third parties. These arrangements may create a financial incentive for investment professionals to recommend this Policy over other investment options.

Other Information – Selling the Contract
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer You a new Policy in place of the one You already own. You should only exchange Your Policy after comparing the features, fees, and risks of both Policy, and any fees or penalties to terminate Your existing Policy and determining that the new Policy is preferable for You.

Other Information – Selling the Contract Federal Income Taxes – Transfers or Exchanges of a Contract

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, always or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89347C132?site=VAVUL

You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

`			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Fund - Class A Advised by: AllianceBernstein L.P.	0.80%	19.82%	14.59%	14.92%
Long-term growth of capital.	AB Relative Value Fund - Class A Advised by: AllianceBernstein L.P.	0.94%	5.51%	10.08%	9.77%
To seek long-term capital appreciation.	BlackRock Advantage SMID Cap Fund, Inc. - Investor A Advised by: BlackRock Advisors, LLC	1.03%	11.00%	6.81%	10.34%
To seek long-term growth of capital.	BlackRock Capital Appreciation Fund, Inc. - Investor A Advised by: BlackRock Advisors, LLC	0.97%	12.55%	10.58%	15.17%
To provide high total investment return through a fully managed investment policy utilizing United States and foreign equity securities, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.	BlackRock Global Allocation Fund - Investor A Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	1.14%	19.38%	5.49%	7.22%
To seek capital appreciation and, secondarily, income by investing in securities, primarily equity securities, that management of the Fund believes are undervalued and therefore represent basic investment value.	BlackRock Large Cap Focus Value Fund, Inc. - Investor A Advised by: BlackRock Advisors, LLC	0.82%	25.01%	13.16%	10.80%
To realize a total return that exceeds that of the Bloomberg U.S. Aggregate Bond Index.	BlackRock Total Return Fund - Investor A Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	0.76%	7.88%	-0.43%	2.10%
Seeks to provide shareholders with long-term capital appreciation.	Columbia Select Small Cap Value Fund - Class A Advised by: Columbia Management Investment Advisers, LLC	1.29%	5.51%	8.16%	8.66%
Seeks long-term growth of capital.	Davis New York Venture Fund - Class A Advised by: Davis Selected Advisers, L.P.; Sub-Advised by: Davis Selected Advisers-NY, Inc.	0.91%	26.88%	12.46%	12.08%
Seeks capital appreciation.	Fidelity Advisor® Equity Growth Fund - Class A Advised by: Fidelity Management & Research Company LLC	0.91%	14.27%	13.14%	16.95%
Seeks long-term capital appreciation.	Invesco American Franchise Fund - Class A Advised by: Invesco Advisers, Inc.	0.93%	11.56%	10.28%	14.73%
Seeks long-term growth of capital.	Invesco Charter Fund - Class A Advised by: Invesco Advisers, Inc.	1.01%	15.94%	12.54%	11.55%
Seeks total return through growth of capital and current income.	Invesco Comstock Fund - Class A Advised by: Invesco Advisers, Inc.	0.80%	17.15%	15.24%	11.90%
Seeks capital appreciation.	Invesco Discovery Mid Cap Growth Fund - Class A Advised by: Invesco Advisers, Inc.	1.04%	4.78%	3.77%	11.08%
Current income and secondarily capital appreciation.	Invesco Equity and Income Fund - Class A Advised by: Invesco Advisers, Inc.	0.77%	12.81%	8.61%	8.66%
Capital appreciation.	Invesco Global Fund - Class A Advised by: Invesco Advisers, Inc.	1.03%	15.24%	7.05%	10.78%
Total return.	Invesco Multi-Strategy Fund - Class A Advised by: Invesco Advisers, Inc.	1.59%	0.38%	0.87%	1.27%
Capital appreciation.	Invesco V.I. Main Street Fund - Class A Advised by: Invesco Advisers, Inc.	0.80%	12.77%	9.14%	11.58%
Seeks high current income and the opportunity for capital appreciation to produce a high total return.	Lord Abbett Bond Debenture Fund - Class A Advised by: Lord, Abbett & Co. LLC	0.96%	6.01%	1.74%	4.61%
Capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.	Lord Abbett Mid Cap Stock Fund - Class A Advised by: Lord, Abbett & Co. LLC	1.01%	1.10%	0.02%	7.57%
To seek capital appreciation.	MFS® Growth Fund - Class A Advised by: MFS® Investment Management	0.84%	5.59%	9.79%	14.66%
To seek capital appreciation.	MFS® Mid Cap Growth Fund - Class A Advised by: MFS® Investment Management	1.03%	-2.56%	1.86%	10.46%
To seek capital appreciation.	MFS® Research International Fund - Class A Advised by: MFS® Investment Management	1.00%	15.31%	4.31%	6.82%
To seek maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Total Return Fund - Class A Advised by: Pacific Investment Management Company LLC	0.80%	1.03%	-0.22%	1.61%
To seek capital appreciation.	Putnam International Equity Fund - Class IA Advised by: Putnam Investment Management, LLC	0.81%	38.00%	9.55%	8.40%
To seek capital appreciation.	Putnam Large Cap Growth Fund - Class IA Advised by: Putnam Investment Management, LLC	0.62%	14.58%	13.71%	17.95%
Seeks capital growth and current income.	Putnam Large Cap Value Fund - Class IA Advised by: Putnam Investment Management, LLC	0.54%	20.66%	15.68%	13.58%

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek long-term capital growth.	Templeton Growth Fund, Inc. - Class A Advised by: Templeton Global Advisors Limited; Sub-Advised by: Templeton Asset Managment Ltd.	1.03%	16.80%	6.69%	6.30%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek current income and preservation of capital.	Transamerica Asset Allocation - Conservative Portfolio - Class A Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	1.05%	6.04%	2.31%	4.68%
To seek capital appreciation with current income as a secondary objective.	Transamerica Asset Allocation - Moderate Growth Portfolio - Class A Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	1.12%	11.53%	6.08%	7.69%
To seek capital appreciation and current income.	Transamerica Asset Allocation - Moderate Portfolio - Class A Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	1.07%	8.55%	4.01%	6.00%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial(2) Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.29%	4.07%	3.05%	1.91%
To seek long-term capital appreciation.	Transamerica International Focus VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	0.83%	6.47%	0.99%	5.45%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced - Class A Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.95%	6.47%	7.04%	8.76%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Sustainable Equity Income - Class A Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon Asset Management UK plc	1.07%	4.86%	6.82%	6.27%
To seek to provide investors with long-term capital growth.	Transamerica TSW Mid Cap Value Opportunities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	1.01%	9.36%	9.05%	8.36%
Seeks to provide investment results that correspond to the total return performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor’s 500 ® Index (the “S&P 500 Index” or the “Underlying Index”).	iShares S&P 500 Index Fund - Investor A Advised by: BlackRock Fund Advisor	0.35%	17.45%	22.56%	14.01%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.
NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:

The following subaccount was closed to new investments because of a system limitation:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Seeks to provide growth of capital.	Nomura Mid Cap Growth Fund - Class A Advised by: Delaware Management Company	1.04%	0.83%	-2.99%	9.28%

Effective October 22, 2004, the following subaccount was closed to new investments:

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
Seeks long–term growth of capital.	Fidelity Advisor® Stock Selector Mid Cap Fund Adviser: Fidelity Management & Research Company LLC	0.97%	10.17%	8.80%	10.39%

Effective November 12, 2009, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Seeks long-term growth of capital.	Fidelity Advisor® Overseas Fund - Share Class A - Class A Advised by: Fidelity Management & Research Company LLC	1.05%	13.21%	6.27%	6.75%

Effective December 31, 2010, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To provide as high a level of current income as is consistent with the preservation of capital.	The Bond Fund of America® - Class A Advised by: Capital Research and Management Company	0.59%	3.16%	-1.14%	1.81%
To provide you with growth of capital.	The Growth Fund of America® - Class A Advised by: Capital Research and Management Company	0.59%	13.04%	10.49%	14.47%
To provide you with current income while secondarily striving for capital growth.	The Income Fund of America® - Class A Advised by: Capital Research and Management Company	0.56%	10.99%	7.77%	8.00%
To achieve long-term growth of capital and income.	The Investment Company of America® - Class A Advised by: Capital Research and Management Company	0.55%	13.58%	14.01%	13.42%

Effective July 31, 2011, the following subaccount was closed to new investments:

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
To seek long–term growth of capital and income.	Virtus NFJ Small–Cap Value Fund Adviser: Virtus Investment Advisers, Inc. Sub-Adviser: NFJ Investment Group, LLC	1.17%	10.37%	4.90%	6.35%

Effective the market close on September 8, 2025, BlackRock Impact Mortgage Fund will close to new purchases and effective on or about September 19, 2025, the fund will be liquidated.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To seek to maximize total return, consistent with income generation and prudent investment management, while investing in a portfolio of fixed income securities that Fund management views as generating positive social and/or enviornmental impacts.	BlackRock Impact Mortgage Fund - Investor A Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock International Limited	1.18%	2.89%	-1.53%	0.82%

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2005, as supplemented, contain more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Financial Life Insurance Company
6400 C Street S.W.
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR File No: 333-232467
EDGAR Contract Identifier No. is #C000145841